UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

______________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“SYNGENTA ANNOUNCES FILING FOR VOLUNTARY DELISTING OF AMERICAN DEPOSITARY SHARES FROM NYSE”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Sydne Saccone Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913 media.relations@syngenta.com	Analyst/Investor contacts: Andrew McConville Switzerland +41 61 323 0618 USA +1 202 737 6521

Basel, Switzerland, January 8, 2018

SYNGENTA ANNOUNCES FILING FOR VOLUNTARY DELISTING OF AMERICAN DEPOSITARY SHARES FROM NYSE

Syngenta AG announces that today it will file the relevant form with the Securities Exchange Commission (“SEC”) in order to voluntarily delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”). The delisting will become effective on January 18, 2018. NYSE has advised Syngenta AG that it will suspend trading of the ADSs prior to the market opening on January 8, 2018. As such, holders of ADSs will not be able to trade their ADSs on NYSE thereafter.

The delisting is in connection with the completion of the acquisition of all publicly held registered shares of Syngenta AG by CNAC Saturn (NL) B.V. Upon satisfaction of the applicable requirements for deregistration, Syngenta AG intends to file the relevant form with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”), requesting the deregistration of the ADSs under the Exchange Act and the suspension of Syngenta AG’s reporting obligations under the Exchange Act. Syngenta AG has not arranged (nor is it currently planning to arrange) for the listing of the ADSs on another securities exchange or for quotation of the ADSs on any other quotation medium.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Syngenta disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	January 8, 2018	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Markus Widmer
			Name:	Markus Widmer
			Title:	Legal Counsel